INDOSAT PLANS TO ISSUE

INDOSAT BOND VI YEAR 2008 AND SUKUK IJARAH INDOSAT III YEAR 2008

Jakarta, 25 February 2008, Today PT Indosat Tbk. (“Indosat” or “Company”) held a Public Expose related to the issuance of Indosat Bonds VI Year 2008 (“Bond”) and Sukuk Ijarah Indosat III Year 2008 (“Sukuk”), both in Rupiah currencies as part of the external financing plan for the Company’s business expansion.

“The funds from the issuance of the Bond and Sukuk will be used as capital expenditure to support Indosat business expansion through the development of the cellular network. We hope that the issuance of the bonds will meet the expectation of potential bond holders of both conventional and sharia markets with excellent ratings,” said Johnny Swandi Sjam, President Director of Indosat during the Public Expose today.

The maximum total issuance is Rp 1,500,000,000,000 (one trillion and five hundred billion rupiah) which comprised of both Conventional Bond and Sharia Bond (Sukuk Ijarah). The indicative structure would be:

Bond

Name

:

Indosat Bond VI Year 2008 (A Series and B Series)

Amount

:

Amounting to Rp1,000,000,000,000 (one trillion rupiah)

Maturity

:

A Series; 5 (five) years

B Series; 7 (seven) years

Indicative coupon rate

:

A Series, 5 (five) years fixed rate equivalent to FR 0033 +

   75 – 100 bps) per annum

B Series, 7 (seven) years fixed rate equivalent to FR 0027 +

   (80 – 105 bps) per annum

Sukuk

Name

:

Sukuk Ijarah Indosat III Year 2008

Amount

:

Amounting to Rp 500,000,000,000 (five hundred billion rupiah)

Maturity

:

5 (five) years

Ijarah Fee Installment

:  Installment equivalent to FR 0033 + (75 – 100 bps) per

   annum

The composition of each bonds will be determined after the book building.

For the issuance, the Bond was rated idAA+ stable outlook and idAA(sy)+ stable outlook for the Sukuk by PT Pemeringkat Efek Indonesia (“PEFINDO”),

The book building will start on 25 February 2008 until 6 March 2008 and the bonds are expected to be issued on 9 April 2008 and listed in the Indonesia Stock Exchange on 10 April 2008.

Acting as Lead Underwriter for the Bonds are PT Danareksa Sekuritas and PT Mandiri Sekuritas.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.